ABSOLUTE LIFE SOLUTIONS, INC.

45 BROADWAY

NEW YORK, NEW YORK 10006

August 2, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Absolute Life Solutions, Inc.

       Request to Withdraw Registration Statement on Form S-1

       Registration No. 333-175256

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Absolute Life Solutions, Inc., a corporation formed under the laws of the State of Nevada (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (Registration No.  333-175256) together with all exhibits (the “Registration Statement”). The Registration Statement was filed to register shares of Common Stock issuable in respect of the Company’s Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Warrants, and the dividend shares in respect thereto. As set forth in the Form 8-K being filed today, the Convertible Preferred Stock issued by the Company has been returned to treasury and the Warrants issued to holders of such stock have been cancelled. The Company is no longer required to register the shares of Common Stock set forth in the Registration Statement. The Registration Statement was not declared effective by the Commission and no securities were sold or will be sold under the Registration Statement.

Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Should you have any questions or require any further information, please contact Samuel M. Krieger, Esq. at the Company’s counsel, Krieger & Prager, LLP, at (212) 363-2900. Thank you for your assistance with this application for withdrawal.

Sincerely, Absolute Life Solutions, Inc.

By:	/s/ Joshua Yifat
Name:	Joshua Yifat
Title:	Treasurer and Chief Financial Officer

cc:	Board of Directors

Jennifer Riegel, Esq.

Securities and Exchange Commission (via email)